UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September, 2018

Commission File Number: 001-33602

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
(Exact name of registrant as specified in its charter)

No.2 Disheng Middle Road
Beijing Economic-Technological Development Area
Beijing, People's Republic of China, 100176
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Not Applicable

Hollysys Automation Technologies Declares Annual Cash Dividend of 2018

The Company's press release regarding the foregoing matters is attached hereto as Exhibit 99.1.

Exhibit 99.1 to this Report on Form 6-K shall be incorporated by reference into in the following Registration Statements filed with the Securities and Exchange Commission:

(1)	Form S-8 (File No. 333-170811) pertaining to the 2006 Stock Plan of the Company,
(2)	Form S-8 (File No. 333-208615) pertaining to the 2015 Equity Incentive Plan of the Company, and
(3)	Form F-3 (File No. 333-208631) pertaining to the registration of 776,800 ordinary shares of the Company to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

Exhibits

Exhibit	Description

99.1	Press Release, dated September 27, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.

By:	/s/ Baiqing Shao
Baiqing Shao
Chief Executive Officer

Date: September 27, 2018

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release, dated September 27, 2018.